UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period July 2005	File No. ___0-49947____

Storm Cat Energy Corp.

 (Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated July 5, 2005

2.

News Release dated July 6, 2005

3.

News Release dated July 13, 2005

4.

News Release dated August 18, 2005

5.

News Release dated August 22, 2005

6.

Notice of the Meeting and Record Date

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  __X__      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: September 12, 2005	Signed: /s/ Scott Zimmerman Scott Zimmerman, President and Director

NEWS RELEASE
STORM CAT FINALIZES ELK VALLEY AGREEMENT

CALGARY, Alberta – July 5, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces, further to its June 9, 2005 news release, it has now secured senior management approval by all parties and finalized a Farmin & Joint Venture Agreement to earn a 50% working interest in a 77,775 gross acre natural gas from coal project in the Elk Valley area, in southeast British Columbia, Canada. Storm Cat anticipates initiating the reactivation of certain existing wells in July 2005 pending provincial permitting and approvals. In addition, Storm Cat anticipates spudding the first well on this project by October 2005.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

Caution Regarding Forward Looking Statements

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 23, 2004.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE
STORM CAT APPOINTS MICHAEL J. WOZNIAK TO BOARD OF DIRECTORS

CALGARY, Alberta – July 6, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces the appointment of Mr. Michael J. Wozniak to its Board of Directors. Mr. Wozniak has been a partner in the Environmental, Natural Resources and Energy Group of the international law firm of Dorsey & Whitney LLP, where he also served as Partner-in-Charge of the Denver office. Mr. Wozniak is currently founding partner of Beatty & Wozniak LLC, a natural resources law firm located in Denver, Colorado. He received his B.A. degree with distinction from Indiana University in 1976 (Phi Beta Kappa) and his J.D. from the University of Colorado School of Law in 1980.

Mr. Wozniak has an active merger, divestiture and acquisition practice, representing buyers and sellers of oil and gas producing properties, midstream assets, gas processing plants and natural gas and oil pipelines throughout the United States. He represents oil and gas clients in regulatory and environmental compliance matters, Public Lands appeals, and natural resources litigation in both state and federal courts. He is licensed to practice law in the states of Colorado and Wyoming, is a member of the Colorado, Wyoming, Southern Ute Tribe and Federal Energy Bar Associations and is a frequent lecturer on natural resources matters.

Mr. Wozniak is active in community and governmental affairs and serves on the boards of numerous charitable organizations and currently serves as a city council member in Cherry Hills Village, Colorado.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

NEWS RELEASE
STORM CAT UPDATE ON MONGOLIA CBM PROJECTS

CALGARY, Alberta – July 13, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) acquired its Noyon coal bed methane (CBM) exploration License on 49,000 km2 of land in the form of a Production Sharing Contract (PSC) with the Petroleum Authority of Mongolia in 2004. Under the terms of the PSC, Storm Cat gained exclusive rights to explore and develop coal bed methane (CBM) resources located in parts of the Nemegt-VI and Borzon-VII petroleum exploration areas in the Noyon Uul region in bmnogovi Aimag (South Gobi Province) of Mongolia.

The CBM exploration target is coal located in the Upper Permian and Triassic formations that outcrop in the southern Gobi Desert of south central Mongolia Storm Cat’s CBM exploration work in the contract area has been designated as the Noyon Mongolia CBM Project and consisted of mapping coal outcrops, drilling core holes, collecting coal core samples, and determining the potential CBM resources for the project area.

Storm Cat’s Noyon field exploration program commenced in the summer of 2004 and ended in early March of 2005. The investigation area consisted of a 144 km long and a 10 to 20 km wide band of relatively steeply dipping, folded and faulted Upper Permian, Triassic and Jurassic strata in the hanging wall of the Nariin Sukhait Thrust Fault. This fault brought the coal-bearing Upper Permian and Triassic strata to the surface. Six preliminary geological maps, covering a 1,900 km2 area, were compiled.

In addition to the geological mapping, Storm Cat drilled a series of 11 core holes to evaluate the location and quality of coals in the six mapped areas. In 2004 and 2005, the Company followed up by drilling 5 additional deep core holes to better determine the thickness and gas content of the coal. Four (4) of the core holes, the Noyon #1, #2, #3 and #4, were drilled and cored in the Central Nariin Sukhait area. The fifth core hole was drilled and cored in the Erdene Bulag area over 200 kilometers to the east. The results of the coring and desorption are as follows:

• The coal rank is high Volatile C Bituminous

• Vitrinite reflectance Ro = 0.62%.

• Twenty-one (21) coal seams were penetrated

·

Total coal thickness of 76.6 meters.

·

Gas content of these coals ranged from 75.7 scf/ton to 379.9 scf/ton

Storm Cat has estimated the potential CBM resource of the Nariin Sukhait area to range from 0.6 to 1.2 trillion cubic feet (TCF), with a best estimate of 0.9 TCF. This resource estimate is based on the volume of coal estimated to exist at depths shallower than 1,500 meter drill depth, combined with average gas contents obtained from desorption analyses. While the potential resource is relatively large, no economic reserves have been identified.

Storm Cat acquired its interest in the Tsaidam Exploration Contract in December 2004 for the purpose of drilling for natural gas from coals within the close proximity to Ulaanbaatar, the country’s capital. Recently, Storm Cat negotiated an extension of the Tsaidam block area to include an additional 5,632 km2, increasing the total contract area to 28,039 km2 (6,928,436 acres).

Based on these results from our initial drilling in this remote area, it is Storm Cat’s opinion that more geological review is necessary to determine the viability of the Noyon Prospect. Such being the case, Storm Cat has elected to 1) re-focus its efforts on the Tsaidam Prospect located in the close proximity of the Capital City of Ulaanbaatar where we now have a US$600,000 work commitment, and 2) seek out an appropriate joint venture partner to take over the lead role in the exploration of our Mongolian assets.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materialy from those anticipated in such statements. Factors that could cause future results to differ materialy from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts wil not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

STORM CAT ENERGY PROVIDES OPERATIONAL UPDATE;
COMPANY COMMENCES POWDER RIVER BASIN DRILLING WITH DEDICATED RIG;
AVERAGE DAILY PRODUCTION EXCEEDS 3,500 MCF

CALGARY, AB and DENVER, CO – (PR Newswire) – August 9, 2005 – Storm Cat Energy Corp. (SME–TSX.V) (the “Company”) provided an update on the Company’s operations.

Powder River Basin

Storm Cat is producing approximately 3,500 thousand cubic feet (Mcf) of natural gas per day from its properties located in Campbell County, Wyoming.

Storm Cat commenced its 2005 drilling program in the Northeast Spotted Horse area on July 19, 2005 with initial wells connected to a natural gas sales line on August 3, 2005. Seven wells have been drilled to date and are either completed or in various stages of completion, using multi-seam completion techniques. The use of Storm Cat’s multi-seam completion technology provides for the capture of incremental reserves in a single wellbore, significantly reducing finding and development (F&D) costs.

Storm Cat has 120+/- drillable locations in the Northeast Spotted Horse area. Sixteen drilling permits have been secured, with an additional 105 expected to be in hand through year-end 2005. Storm Cat’s projected well economics for its Northeast Spotted Horse program are approximately $1.00 per MCF in F&D costs with an overall project rate of return in excess of 50%.

Alaska

The Company was the high bidder on eight blocks in the recent Alaska State Lease Sale. The blocks are adjacent to the Company’s existing acreage position and to the Pioneer Unit located onshore Cook Inlet. As a result of this leasehold acquisition, Storm Cat now owns 100% interest in over 35,000 acres. The Company is finalizing its technical work from which it will drill a test well on its acreage during the fourth quarter 2005.

Saskatchewan

The Company completed it work commitment on its Moose Mountain exploration permit, resulting in Storm Cat earning its 30% working interest in the 238,830 acre block. Details of the joint venture were announced on February 22, 2005.

Storm Cat believes the Moose Mountain acreage offers as many as five distinct reservoirs: three Cretaceous-aged gas formations and two conventional Paleozoic carbonate plays. The first well drilled by Storm Cat, the Clemenceau well No 14-6-42-4, was specifically drilled to test these geological concepts. As a result of drilling the stratigraphic test well, the Company gathered important down hole data from mud logs and Reservoir Saturation Tool (RST) analysis. Storm Cat’s technical team concluded, from its analysis, the well had natural gas shows from the Second White Specs Formation (73 meters to 77 meters gross), the Mannville Formation (229 meters to 279 meters gross), and the Souris River Formation (324 meters to 329 meters gross). Oil shows were encountered in the Dawson Bay and Winnepegosis formations.

Geochemical and aeromagnetic work is planned which will be tied back to the down hole data, and together, will be used to determine the Company’s next drilling target in 2006.

British Columbia

Storm Cat’s previously announced Farm-in and Joint Venture Agreement (JVA) with EnCana Corporation, on 77,775 gross acres (31,110 gross hectares) in the Elk Valley area of southeast British Columbia, Canada is now finalized. Storm Cat is currently re-activating a few of the 17 pilot/test wells drilled previously by EnCana for the purpose of establishing a second core production unit for Storm Cat. According to evidence provided to the Company by EnCana, during the testing of the West Pilot, EnCana successfully delivered a constant 400 Mcf per day over 23 months from 4 wells. The West Pilot program targeted the Mist Mountain Formation at a depth less than 1,000 meters. The coal is high to low volatile bituminous, with measured gas contents of 200 - 600 standard cubic feet (scf) per ton. A new well will be drilled by Storm Cat in the West Pilot area in the fourth quarter 2005.

Mongolia

The Company is fulfilling its work commitment under its Production Sharing Contract with the Mongolian government. The focus of this work is on the Tsaidam Block, situated south of the capital of Ulaanbaatar. Storm Cat has a current work commitment on its Mongolian project of $600,000 in 2005.

American Stock Exchange Listing

Storm Cat Energy Corporation filed for a listing on the American Stock Exchange (AMEX) on May 28, 2005. The Company qualifies for an AMEX listing under Section 3 of the qualification process. Final approval for listing is expected in early September. The approval to list on the AMEX is contingent upon Storm Cat being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the company is not in compliance with such standards.

Management Comments

J. Scott Zimmerman, President and Chief Executive Officer said: “The commencement of our 2005 drilling program and subsequent addition of new production from our Powder River Basin properties is the initial step forward in fulfilling our long term strategy. With Storm Cat’s technical expertise in developing unconventional resource, in conjunction with the growing list of quality projects, we anticipate delivering exceptional returns for our shareholders.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The company’s shares trade on the Toronto Venture Exchange as “SME.”

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & CEO

COMPANY CONTACT:

Scott Zimmerman, President And Chief Executive Officer Paul Wiesner, Chief Financial Officer

Phone: 1-87-STORMCAT (877-867-6228)

www.stormcatenergy.com

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995 relating to matters such as the Company’s drilling and other exploration plans and projected well economics. Forward looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates, ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and availability of additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the US Securities and Exchange Commission, including the Company’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NEWS RELEASE FOR IMMEDIATE RELEASE

STORM CAT ANNOUNCES VICE PRESIDENT, CANADA & INTERNATIONAL OPERATIONS

CALGARY, Alberta – August 18, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) is pleased to announce the appointment of Mr. Don Martin as Vice President, Canada & International Operations. He joins Storm Cat’s Calgary office, with over 25 years exploration and development experience in the western Canadian sedimentary basin, and has achieved greater than a 75% success ratio on over 350 prospects drilled to date. Prior to joining Storm Cat, Mr. Martin was with Nytis Exploration Company as Vice President Exploitation, a private Canadian based exploration and production company. Prior to Nytis, Mr. Martin held the position of Vice President Exploration with Evergreen Resources Canada Ltd. where his duties included coordinating exploration as well as operations and engineering departments. A professional geologist by trade, Mr. Martin is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Canadian Society of Petroleum Geologists.

Storm Cat welcomes Mr. Martin and looks forward to his contributions as a member of the company’s strong management team. As part of the compensation package, Storm Cat will grant Mr. Martin a total of 200,000 stock options pursuant to its option plan, having an exercise price of CDN $2.60 and a term of five years.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

STORM CAT ANNOUNCES $6 MILLION PRIVATE PLACEMENT
OF UNITS AND FLOW-THROUGH COMMON SHARES

CALGARY, AB and DENVER, CO – (PR Newswire) – August 22, 2005 – Storm Cat Energy Corp. (SME–TSX.V) (the “Company”) announces private equity financing.

Storm Cat Energy has entered into an agreement with Northern Securities, Inc. as lead agent for a Private Placement of up to 1,250,000 units ($3,000,000 CDN ) and 1,071,429 flow-through common shares ($3,000,000 CDN) (the “Offering”). Each unit, priced at $2.40 per unit, comprises one common share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share at a price of $3.00 for a period of 18 months from closing. Each flow-through common share is priced at $2.80 per share.

The Corporation also grants the agent an over-allotment option of up to 25% of the number of units and flow-through common shares issued under the Offering at the issue price. The over-allotment option may be exercised within thirty (30) days of closing.

The net proceeds from the sale of the units will be used to further the Corporation’s exploration and development program in the Powder River Basin, Wyoming and for general corporate purposes. The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

COMPANY CONTACT:

SCOTT ZIMMERMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER PAUL WIESNER, CHIEF FINANCIAL OFFICER

PHONE: 87-STORMCAT (877-867-6228)

WWW.STORMCATENERGY.COM

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Reply Attention of:	Kim R. Frezell
Direct Phone:	604.641.4942
Direct Fax:	604.646.2621
E-mail:	krf@bht.com
Our File:	03-4090
Date:	August 26, 2005

BY SEDAR

British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Attention: Statutory Filings Dear Sirs/Mesdames:

Re: Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:

Storm Cat Energy Corporation

Security Description:

Common shares

CUSIP #:

862168 10 1

Meeting Type:

Special

Record Date for Notice & Voting:

Tuesday, September 20, 2005

Beneficial ownership determination date:

Tuesday, September 20, 2005

Meeting Date:

Thursday, October 20, 2005

Yours truly,

Bull, Housser & Tupper LLP

Kim R. Frezell

Senior Securities Paralegal

KRF/1329214